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File No. 82-5227

May 12, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Abandonment of Business Integration (dated May 8, 2003)
- Notice of Medium-Term Management Plan (dated May 8, 2003)
- Notice of Personnel Changes (dated May 12, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation) **File No. 82-5227**

May 8, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer (TEL: 03-5950-3790)

Notice of Abandonment of Business Integration

It is hereby notified that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on May 8, 2003, determined to cancel the memorandum on business integration entered into with SEGA CORPORATION (President: Hideki Sato, Head office: Tokyo) as of February 13, 2003, as described below:

Description

1. Reason for the abandonment of business integration:

The Company and SEGA CORPORATION ("SEGA"), on February 13, 2003, fundamentally agreed to integrate their businesses as of October 1, 2003 and entered into a memorandum to that effect. The Company and SEGA have since made preparations for the business integration. However, during the course of negotiations, the Company and SEGA failed to agree on the integration of management resources and the optimization of corporate value of a new company to be established upon the business integration.

Despite their exhausting efforts to iron out the differences of opinions in good faith, the Company and SEGA have eventually agreed to cancel the memorandum on the business integration as of October 1, 2003.

2. Future prospect:

The Company and SEGA will continue to promote strategic business tie-ups and cooperation with each other on a case-by-case basis as have been done.

As a result of the abandonment of the business integration, the Company needs to revise its strategy to some extent but its basic strategy will not be changed. The Company will institute a medium-term business plan for three years commencing in the current business year to further develop its NEWS business as strategic business to continue to grow on a medium-and long-range basis, and establish its presence as a world-class, comprehensive entertainment company. The Company cordially seeks the continuous understanding and support of all parties concerned.

- END -

(Translation) **File No. 82-5227**

May 8, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Medium-Term Management Plan

It is hereby notified that at the meeting of the Board of Directors of Sammy Corporation (the "Company") held on May 8, 2003, a revision to its Medium-Term Management Plan publicized on April 25, 2002 was approved, taking into consideration of its new business developments in the future, as described below:

Description

1. Management Policy

The core businesses of the Sammy Group are the pachislot and pachinko machine business and the NEWS (New Entertainment World of Sammy) business, which covers amusement new technology content merchandising. With its corporate philosophy, "We will keep pace with people and with its originality and providence, contribute to the creation and development of cultures through 'entertainment'," and its corporate slogan "Aggressiveness and High Spirit", the group intends to exert its group-wide efforts to improve performances and meet expectations of its shareholders and all other people who have given credit to the group.

2. Medium-Term Vision

In the pachislot and pachinko machine business, the group will keep the largest share in the market of pachislot machines, acquire a 10% share in the market of pachinko machines and promote marketing of hall designs and peripheral equipment, whereby increasing profits.

In the NEWS business, the group intends to market a new game machine for industrial use "ATOMISWAVE" in the world market and make serious inroads into the market for home video game software, especially in Europe and the U.S. To develop a new profit-making source, the Company will establish its presence as a "world-class, comprehensive entertainment company."

3. Management Indexes and Management Plan as Medium-Term Targets

With the aim of continuous growth and maximization of shareholder value, the group has engaged in business to increase its market value and has set the following indexes showing investment efficiency and profitability as important medium-term targets:

- Return on equity (ROE): 30%
- Recurring profit margin: 25%

Medium-Term Management Plan on a Consolidated Basis:

(million yen)

		Year ending March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)
Net Sales	Pachislot and pachinko machine business	177,000	192,000	204,000
	NEWS business	38,000	71,000	106,000
	Total	215,000	263,000	310,000
Ordinary Income		61,000	74,000	90,000
Net Income		30,000	36,500	44,500

Medium-Term Management Plan on a Non-Consolidated Basis:

(million yen)

		Year ending March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)
Net Sales	Pachislot and pachinko machine business	167,000	180,000	190,000
	NEWS business	23,000	44,000	65,000
	Total	190,000	224,000	255,000
Ordinary Income		56,000	65,000	75,000
Net Income		28,000	32,500	37,500

4. Key Items

- Measures for speedy management and strategic management of subsidiaries (M&A, business tie-ups, etc.)
- Keeping of the largest share in the market of pachislot machines
- Strengthening of product powers in the pachinko machine business and the acquisition of a market share of 10% for the number of machines sold annually
- Global expansion of new game machines for industrial use "ATOMISWAVE"
- Serious inroads into the market for home video game software in Europe and the U.S.
- Aggressive merchandizing by utilizing characters deriving from the pachislot and pachinko machine business and the NEWS business
- Development of new technologies that will be essential for entertainments in the future

(Note) This medium-term management plan is prepared based on information available as of the date hereof. Hence, actual results may differ from the plan due to various factors in the future.

- END -

(Translation)

File No. 82-5227

May 12, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Personnel Changes

Notice is hereby given that personnel changes will be implemented as described below:

Description

Personnel changes:

As of May 12, 2003

New Title	Name	Former Title
Executive Officer and Senior Division Manager of SP Business Control Office	Yoshitaka Kawamura	Executive Officer and General Manager of Administration Supporting Department, AM/N.E.W.S. Business Division
Deputy Division Manager of AM/N.E.W.S. Business Division and General Manager of Administration Supporting Department	Toru Tsujii	Division Manager of Amusement Sales & Marketing Division and General Manager of Business Project Department, AM/N.E.W.S. Business Division

- END -